UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________________

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 2)

ADTRAN, INC.
 (Name of Issuer)

Common Stock, Par Value $0.01 per share
 (Title of Class of Securities)

00738A106
 (CUSIP Number)

Lonnie S. McMillian
901 Explorer Blvd.
Huntsville, Alabama 35806
(256) 963-8000

with copies to:

McKenna Long & Aldridge LLP
303 Peachtree Street, Suite 5300
Atlanta, Georgia 30308
Attn: Thomas Wardell, Esq.
(404) 527-4990
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 28, 2005
 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. :

(Continued on following pages)

  Page 1 of 5 pages

CUSIP No. 00738A106
1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON - (ENTITIES ONLY) Lonnie S. McMillian
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) : (b) :
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 2,199,966
		8.	SHARED VOTING POWER 1,060,488
		9.	SOLE DISPOSITIVE POWER 2,199,966
		10.	SHARED DISPOSITIVE POWER 1,060,488
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,260,454
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.27%(1)
14.	TYPE OF REPORTING PERSON IN

______________________

1 Based on 76,374,080 shares of Common Stock outstanding as disclosed by ADTRAN, Inc. in  its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2004, reporting results for the quarter ended September 30, 2004.

Page 2 of 5 pages

CUSIP No. 00738A106

Amendment No. 2 to Schedule 13D

The following Amendment No. 2 to Schedule 13D is being filed by Lonnie S. McMillian pursuant to Rule 13d-2 of the Rules and Regulations of the Securities and Exchange Commission.

Item 1.    Security and Issuer.

This statement relates to the Common Stock, par value $.01 per share, of ADTRAN, Inc., a Delaware corporation (the "Company"), whose principal office is located at 901 Explorer Boulevard, Huntsville, Alabama 35806-2807.

Item 2.    Identity and Background.
(a) Name:	Lonnie S. McMillian
(b) Address:	901 Explorer Blvd., Huntsville, AL 35806
(c) Employment:	Retired
(d) Criminal Convictions:	None
(e) Civil Proceedings:	None
(f) Citizenship:	United States of America

Item 3.    Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4.    Purpose of Transaction.

Not applicable.

Item 5.    Interest in Securities of the Issuer.

(a)        Mr. McMillian is the beneficial owner of 3,260,454 shares of Common Stock (4.27%) of the Company. With the filing of this Amendment No. 2, Mr. McMillian ceases to be subject to the beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as his beneficial ownership falls below 5%.

(b)        Number of shares as to which the reporting person has:
(i)	Sole power to vote or direct the vote:	2,199,966*
(ii)	Shared power to vote or direct the vote:	1,060,488**
(iii)	Sole power to dispose or to direct the disposition:	2,199,966*
(iv)	Shared power to dispose or to direct the disposition:	1,060,488**

* Shares are held jointly with Mr. McMillian's wife.

** The shares shown include: 427,988 shares owned by Mr. McMillian's wife and 632,500 shares (as to which beneficial ownership is disclaimed) owned by the Alpha Foundation, a private nonprofit foundation organized under Section 501(c)(3) of the Internal Revenue Code, P.O. Box 2087, Huntsville, AL 35804, of which Mr. McMillian serves as a director.

Page 3 of 5 pages

(c)        On January 28, 2005, Mr. McMillian made a gift of 3,044,100 shares of ADTRAN Common Stock to a private nonprofit institute.

(d)        Not applicable.

(e)        January 28, 2005.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.    Material to be Filed as Exhibits.

Not applicable.

Page 4 of 5 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 4, 2005	/s/ Lonnie S. McMillian Lonnie S. McMillian